UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June 2005
                           --------------------------
                                 Frontline Ltd.
                                 --------------
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
       ------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F [X] Form 40-F [ ]
                           --------      --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]
                               -------- --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company") dated May 31, 2005.

                                    Exhibit 1


Frontline Ltd. Interim Report January - March 2005

HIGHLIGHTS

o Frontline reports a quarterly result of $279.7 million and earnings per share of $3.74 for the first quarter of 2005.
o    Frontline announces a cash dividend of $3.10 per share.

FIRST QUARTER RESULTS

The Board of Frontline Ltd. is pleased to announce net income of $279.7 million for the first quarter of 2005, equivalent to earnings per share of $3.74. Operating income for the quarter was $309.3 million compared to $471.7 million in the fourth quarter of 2004 - this decrease reflects the lower market rates experienced in the first quarter of 2005 compared to the exceptionally strong fourth quarter in 2004. The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $77,500, $55,200 and $35,800 respectively compared to $111,200, $85,000 and $31,100 respectively in the fourth quarter of 2004. In the first quarter of 2005, the Company reported a gain from sale of assets of $28.5 million as a result of the sale of one Suezmax.

Interest income was $8.7 million in the quarter, of which, $5.8 million relates to restricted deposits reported in Independent Tankers Corporation ("ITC"). The Company recorded interest expense of $61.1 million in the quarter, of which $16.0 million relates to ITC. During the first quarter, Ship Finance International Limited ("Ship Finance") refinanced its $1,058.0 million facility and the new facility is for $1,087.0 million. In connection with this refinancing, $11.7 million in deferred charges relating to the old facility were written off.

The total for other financial items for the quarter was a net gain of $20.4 million compared to a net gain of $17.1 million in the fourth quarter of 2004. Movements in interest rates in the quarter have resulted in valuation gains of $12.6 million on interest rate swaps in the first quarter compared to $5.9 million in the fourth quarter of 2004. As at March 31, 2005, the Company had interest rate swaps with a total notional principal of $628.8 million of which $578.8 million relates to Ship Finance. The mark to market valuation of freight future agreements in the first quarter has resulted in a loss of $5.2 million compared to a gain of $0.7 million in the fourth quarter. Other financial items also includes a gain of $12.7 million on the sale of marketable securities.

The Company recorded a foreign exchange gain of $6.9 million in the first quarter compared to a loss of $9.8 million on the fourth quarter of 2004. This has arisen due to Yen debt in subsidiaries and certain Yen currency contracts and reflects the weakening of the Yen from 103.1 at December 31, 2004 to 107.55 at March 31, 2005.

The Company sold in the first quarter its remaining 10.7 percent holding in Golden Ocean Group Limited that was held after the spin off in 2004 resulting in a net gain of $12.8 million, of which, $11.8 million has been classified as discontinued operations.

As at March 31, 2005, the Company had total cash and cash equivalents of $783.5 million which includes $589.6 million of restricted cash. Restricted cash includes $309.6 million relating to deposits in ITC and $271.0 million in Frontline Shipping Limited and Frontline Shipping II Limited. As of May 23, 2005, the Company has cash breakeven rates on a TCE basis for VLCCs and Suezmaxes of $27,565 and $20,850 respectively.

The results for the quarter ended March 31, 2004 have been restated to reflect discontinued operations related to the dry bulk operations sold during 2004.

CORPORATE AND OTHER MATTERS

On May 31, 2005 the Board declared a dividend of $3.10 per share. The record date for the dividend is June 10, 2005, ex dividend date is June 8, 2005 and the dividend will be paid on or about June 24, 2005.

In January 2005, the Company reduced its shareholding in Ship Finance by approximately 25 percentage points through a share distribution. In March 2005, the Company distributed a further 10 percentage points of its investment in Ship Finance. As of today, Frontline's shareholding in Ship Finance is approximately 16 percent.


At March 31, 2005, 74,825,169 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter then ended was 74,825,169.

The Company announced in a 13D filing submitted to the U.S. SEC on April 28, 2005, that it had reduced its ownership in General Maritime ("Genmar"). As of this date, Frontline held a total of 1,693,000 shares in Genmar equal to 4.5 percent of Genmar's outstanding share capital.

In January 2005, Ship Finance exercised its option to acquire the VLCC Oscilla from an unrelated third party. The vessel was delivered in April 2005 and renamed Front Scilla. Between January and March 2005, the Company took delivery of three additional double hull VLCCs on the exercise of purchase options from German KGs. These four vessels are now owned by Ship Finance and are subject to time charters, management and profit sharing arrangements between Ship Finance and Frontline on similar terms as the rest of the Ship Finance tanker fleet.

In March 2005, the Company sold the Suezmax tanker Front Fighter to an unrelated third party. The time charter and management arrangements between the Company and Ship Finance were concurrently cancelled.

The Company announces the sale of the dry bulk carrier, Cos Hero. The vessel is anticipated to be delivered to its new owners in August, 2005.

In March and May, 2005 the Company has chartered out three VLCCs. The vessels are chartered out until 2010, with an option for the charterer to extend the charters. The contracts will provide the Company with a guaranteed minimum hire of $34,500 per day and in addition provide for a 50:50 profit sharing of earnings in excess of $36,500 per day.

In May 2005, Ship Finance announced the sale of the three Suezmax tankers, Front Lillo, Front Emperor and Front Spirit, for a total consideration of $92.0 million. The vessels will be delivered to the buyers within the next few weeks. At the same time, Ship Finance also announced the acquisition of three similar vessels, Front Traveller, Front Transporter, and Front Target from the Company for an aggregate amount of $92.0 million. The time charter and management arrangements between Ship Finance and Frontline will be cancelled for the vessels being sold and replaced with new agreements on similar terms for the vessels acquired.

THE MARKET

The strong tanker market that we experienced in the fourth quarter of 2004 became weaker in the first quarter of 2005. The market experienced a strong correction in January and the rates did not bottom out before we reached the WS 70 level. January became a weak month, but in February and March the market rebounded and stayed at approximately WS 150 for the remainder of the quarter. The average WS rate Arabian Gulf to East was approximately 107 compared to 257 in the fourth quarter which equates to a TCE of $55,000 per day compared to $160,000 per day. In the Suezmax market from West Africa to the east coast of the U.S. the average WS rate for the first quarter of 2005 was 164 or approximately a TCE of $42,000 compared to WS 297 and a TCE of $91,000 in the fourth quarter. The weakening of the market along with the cutback in OPEC production came despite a continued growth in the crude oil demand particularly in China. The cutbacks had a psychological effect on the market which resulted in a larger correction in the freight market than can be explained purely on the basis of lower demand for transportation services.

According to the IEA May report, the average OPEC oil production, including Iraq, in the first quarter of 2005 was approximately 28.79 million barrels per day (b/d), a decrease from the fourth quarter of 2004 of about 2.5 percent when they produced about 29.52 million b/d. OPEC had expected an overproduction and a gradual softening of prices during the quarter, but in spite of the record high crude oil prices it appears that demand remained firm and OPEC had to announce an increase in their production in March.

IEA estimates that world crude oil demand averaged 84.25 million b/d in the first quarter, a decrease of 0.2 percent from the fourth quarter of 2004. IEA further predicts that the average demand for 2005 will be 84.30 million b/d. There are still oil analysts that think that IEA are conservative in their estimates and that demand will be considerably higher.

The world VLCC fleet totalled 451 vessels at the end of the first quarter 2005, an increase of seven vessels or 1.6 percent over the quarter. No VLCC's was scrapped in the period and seven were delivered. The total order book is now at 83 vessels down from 86 after the fourth quarter 2004. This represents 18.4 percent of the current VLCC fleet. A total of four VLCC's were ordered during the quarter

The world Suezmax fleet totalled 313 vessels at the end of the quarter, up from 310 vessels after the fourth quarter 2004. No Suezmax was scrapped during the quarter and three were delivered. The total orderbook for Suezmaxes is now at 80, down from 83 after the fourth quarter. This represents 25.6 percent of the current Suezmax fleet. No Suezmaxes were ordered in the quarter.

The tanker market looks relatively healthy for the remainder of the year. The freight futures market seems to be reflecting this view, and at the moment it is possible to sell freight futures for the rest of the year 2005 at a level that equates to approximately $45,000 per day on VLCCs, and $40,000 per day for 2006. For Suezmaxes we can now hedge the rest of the year 2005 at $33,000 per day and $31,000 per day for 2006.

STRATEGY

The Company will continue to seek to optimise long term return on equity. Such a return will be achieved through having limited capital tied up in asset ownership, high payout ratios and a balanced freight portfolio including good forward coverage.

It is expected that the tanker fleet in the coming years will grow at a higher pace than it has done the last five years. In order to meet the risk of such a changing environment, Frontline has worked in order to increase the charter coverage for the fleet. Special focus has been put on charter coverage for single hull tonnage.

Frontline has further reduced its position in Genmar since its last SEC filing. In line with what was written in the fourth quarter report, Frontline sees the investment in Genmar as opportunistic. The negative response towards consolidation from Genmar's management has reduced our interest and forced Frontline to look for alternatives. It is of vital importance for the future of the tanker market that the responsible tanker companies, including their shareholders, are looking for ways to reverse the current trend of a more fragmented industry. This should over time spur the outbreak of the mega mergers which we recently have seen in other parts of the shipping market. Economies of scale, flexibility to customers, reduced financing cost, better interest from the capital market and a much improved fleet utilisation and efficiency are all factors which strongly direct the industry to further consolidation.

The Board today sees limited opportunities to grow the Company through purchase of modern tonnage in the S&P market. The relationship between risk and reward has changed dramatically during the last two years. It should be anticipated that the most interesting opportunities in the coming period will come from corporate opportunities and charter deals.

The Board had targeted a divestment of the remaining Ship Finance shares in the first half of 2005. The recent weakness in the market and the relative low valuation of Ship Finance compared to other yield focused shipping shares might change the strategy for this divestment somewhat.

OUTLOOK

The market has in line with the development in 2004 shown seasonal weakness in the second quarter. The world wide consumption of crude oil in the latter part of the year is close to four million barrels higher than in May. The increase in demand will lead to increased production levels, and is expected to push freight rates up significantly. The increase in fleet size in second half of 2005 is likely to lead to a somewhat lower freight market than in 2004. However, this will to a large extent depend on the development in the global economy. The delivery situation of particularly VLCCs in 2006 is lower than 2005 and might reverse the trend. The long term demand effects of high crude oil prices and the increased inefficiencies of the single hull fleet are further factors which will decide the direction of this market.

Frontline is well positioned through partly fixed employment. The cash break even rates for the open tonnage are reduced to $24,335 and $12,544 per day for VLCCs and Suezmaxes respectively. The forward market for VLCCs and Suezmaxes indicate that the Company will generate substantial amounts of cash in the coming quarters. The free cash position as per end May 2005 is just below $300 million. In addition to positive cash flow from operations, the development in free cash in the coming months will be positively influenced by the sale of the three Suezmaxes and the Cos Hero.

The Board is pleased with the results achieved so far this year, and remains optimistic about the outlook for the Company. The Company is likely generate strong positive net income numbers for the remaining three quarters of 2005, and the shareholders should expect continuous high pay out ratios.


FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide crude oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

May 31, 2005
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda


Questions should be directed to:

Contact: Oscar Spieler: Chief Executive Officer, Frontline Management AS +47 23 11 40 79

           Tom Jebsen, Chief Financial Officer, Frontline Management AS +47 23 11 40 21

                                         FRONTLINE GROUP FIRST QUARTER REPORT (UNAUDITED)

INCOME STATEMENT                                                                   2005       2004       2004

(in thousands of $)                                                             Jan-Mar    Jan-Mar     Jan-Dec
                                                                                         (restated)
----------------------------------------------------------------------------------------------------------------

Total operating revenues                                                        460,624    444,488  1,856,428
Gain from sale of assets                                                         28,528        244     19,574
Voyage expenses                                                                  84,464     81,665    361,609
Ship operating expenses                                                          40,743     30,163    130,395
Charter hire expenses                                                             1,118     11,756     39,302
Administrative expenses                                                           5,155      7,254     26,516
Depreciation                                                                     48,405     44,545    181,274
Total operating expenses                                                        179,885    175,383    739,096
Operating income                                                                309,267    269,349  1,136,906
Interest income                                                                   8,690      7,962     31,595
Interest expense                                                               (61,082)   (53,635)   (205,641)
Share of results from associated companies                                        1,930      2,863     10,553
Other financial items                                                            20,401   (12,639)      3,566
Foreign currency exchange gain (loss)                                             6,998    (3,396)    (5,378)
Income before discontinued operations, taxes and minority interest             286, 204    210,504    971,601
Minority interest                                                              (18,399)          -   (64,995)
Taxes                                                                                 -          -      (178)
Discontinued operations                                                          11,864      3,929    116,954
Net income                                                                      279,669    214,433  1,023,382

Earnings per Share ($)
EPS from continuing operations                                                    $3.58      $2.86     $12.22
EPS                                                                               $3.74      $2.91     $13.79

Income on time charter basis ($ per day per ship)*
VLCC                                                                             77,500     74,900     78,000
Suezmax                                                                          55,200     59,100     57,900
Suezmax OBO                                                                      35,800     26,100     27,900

* Basis = Calendar days minus off-hire. Figures after deduction of broker commission


                                                                                   2005       2004       2004
BALANCE SHEET                                                                    Mar 31     Mar 31     Dec 31
(in thousands of $)
----------------------------------------------------------------------------- ---------- ---------- ----------

ASSETS
Short term
Cash and cash equivalents                                                       193,979    285,325    105,702
Restricted cash                                                                 589,578    571,858    592,607
Other current assets                                                            357,321    229,070    456,595

Long term
Newbuildings and vessel purchase options                                         24,231      8,370     24,231
Vessels and equipment, net                                                    2,397,147  2,316,654  2,254,361
Vessels under capital lease, net                                                707,346    753,580    718,842
Investment in finance leases                                                    107,727    120,958    107,664
Investment in associated companies                                               22,414     12,888     22,955
Deferred charges and other long-term assets                                      53,894     42,829     55,803
Total assets                                                                  4,453,637  4,341,532  4,338,760

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt                                                167,903    138,763    151,614
Current portion of obligations under capital leases                              22,906     20,446     21,498
Other current liabilities                                                       147,437    107,431    166,320
Long term
Long term interest bearing debt                                               2,112,439  2,115,341  1,990,131
Obligations under capital leases                                                725,720    748,718    732,153
Other long term liabilities                                                      24,770     65,643     30,346
Minority interest                                                               545,381          -    328,730
Stockholders' equity                                                            707,081  1,145,190    917,968
Total liabilities and stockholders' equity                                    4,453,637  4,341,532  4,338,760


                                                                               2005        2004           2004
STATEMENT OF CASHFLOWS
(in thousands of $)                                                         Jan-Mar     Jan-Mar        Jan-Dec
------------------------------------------------------------------------- ---------- ----------- --------------

OPERATING ACTIVITIES
Net income (loss)                                                               279,669    214,433  1,023,382
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortisation                                                    60,762     45,184    194,083
Unrealised foreign currency exchange (gain) loss                                 (4,827)     8,407        390
Gain or loss on sale of assets (including marketable securities)                (53,074)      (244)  (126,230)
Results from associated companies                                                (1,930)    (2,863)   (10,552)
Adjustment of financial derivatives to market value                             (10,615)    12,842    (15,675)
Other, net                                                                       17,862      3,201     61,659
Change in operating assets and liabilities                                       49,787    (30,614)  (221,070)
Net cash provided by operating activities                                       337,634    250,346    905,987

INVESTING ACTIVITIES
Maturity (placement) of restricted cash                                           3,029     322,491   301,743
Purchase of short-term investment                                                     -     (9,988)         -
Additions to newbuildings, vessels and equipment                               (218,915)         -  (141,660)
Proceeds from sales of vessels                                                   67,750     11,181     59,787
Investments in associated companies, net                                          2,984    (32,143)  (22,443)
Acquisition of business, net of cash acquired                                        -           -   (18,858)
Receipts from investments in finance leases and loans receivable                  1,085                17,482
Purchases and sales of other assets, net                                         55,192              (15,098)
                                                                                (88,875)   291,541    180,953
Net cash provided by (used in) investing activities

FINANCING ACTIVITIES
Proceeds from long-term debt, net of fees paid                                1,102,855  1,464,119  1,707,655
Repayments of long-term debt                                                  (968,559) 1,506,943) (1,814,269)
Repayment of capital leases                                                     (5,024)    (4,796)    (20,311)
Dividends paid                                                                (289,754)  (331,989) (1,038,315)
Issue of shares, net                                                                 -       1,321     62,276
Net cash provided by (used in) financing activities                           (160,482)  (378,288)  (1,102,964)

Net increase (decrease) in cash and cash equivalents                             88,277    163,599    (16,024)
Cash and cash equivalents at start of period                                    105,702    121,726    121,726
Cash and cash equivalents at end of period                                      193,979    285,325    105,702

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                     Frontline Ltd.
                                ---------------------------------
                                      (Registrant)




Date  June 8, 2005          By  /s/ Kate Blankenship
                                --------------------------------
                                 Kate Blankenship
                                 Company Secretary and Chief Accounting Officer




02089.0009 #578233